Timberland Bancorp, Inc.
File No. 000-23333
Revised attachment to letter filed September 14, 2005
This revision replaces the attachment letter filed on October 7, 2005

The following analysis was performed to determine if the acquisition on October 9, 2004 of seven branches and related deposits from Venture Bank ("acquisition") was considered significant under the guidelines of Regulation S-X Section 210.11-01.

Regulation S-X Section 210.11-01(b)(1) states:
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A comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that business would be a significant subsidiary pursuant to the conditions specified in 210.1-02(w), substituting 20 percent for 10 percent in each place it appears therein.

Regulation S-X Section 210.1-02(w) (substituting 20 percent for 10 percent in
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each place it appears)
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(1) The registrant and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc.'s total assets at September 30, 2004 were $460,419,000. The total investment in the acquisition (including acquisition-related expenses that were not capitalized) totaled $88,603,000. This equates to 19.24% of the total assets as of the end of the most recently completed fiscal year. Therefore the threshold for Regulation S-X Section 210.1-02(w) (1) was not met.


(2) The registrant's and its other subsidiaries' proportionate share of the total assets of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc.'s total assets at September 30, 2004 were $460,419,000. The assets acquired in the acquisition totaled $88,438,000. This equates to 19.21% of the total assets as of the end of the most recently completed fiscal year. Therefore the threshold for Regulation S-X Section 210.1-02 (w) (2) was not met.


(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc.'s income from continuing operations before income taxes and extraordinary items was $8,080,000 for the fiscal year ended September 30, 2004. Timberland was not provided with complete historical income information for the seven

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branches acquired from Venture Bank. Timberland did not acquire the loans associated with these branches, but only the deposits and the fixed assets.

Timberland was provided with limited historical information from Venture Bank for the seven branches. The information received detailed out the non-interest income associated with the deposit accounts, the interest expense on the deposits, and the operating expenses for the branches. However, no information was available showing how much interest income was generated from investing the funds related to the deposits into loans or other investment opportunities. Venture Bank stated that they do not allocate income from the investment of deposit proceeds back to their individual branches and that this information was not available.

The historical information provided by Venture Bank related to the seven branches showed the following amounts for their most recently completed fiscal
year (1/1/2003   12/31/2003):

Non-interest fee income: $ 992,000

Interest expense: $1,200,000

Non-interest expense $1,799,000

These numbers total a net loss of $2,007,000. However, as mentioned above these numbers do not include any interest income earned by Venture Bank from the investment of deposit proceeds. Since information from Venture Bank was not available on how much interest income Venture earned from the investment of the deposit proceeds, Timberland assumed a rate earned on these funds approximating the federal funds overnight rate for the period (1/1/2003 12/31/2003). Based on these parameters, it was assumed for purposes of this analysis that interest income of $990,000 would have been earned on this deposit base. Adding this assumed interest income to the other numbers provided by Venture Bank, brings the loss from operations before income taxes of the seven branches to $1,017,000. This equates to 12.6% of Timberland's total. Therefore the threshold for Regulation S-X Section 210.1.02 (w) (3) was not met.

OVERALL CONCLUSION:  Since none of the conditions pursuant to Regulation S-X
Section 210.11-01 and Regulation S-X Section 210.1-02 (w) were met, the acquisition does not meet the criteria to be considered significant.

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